FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF n.º 47.508.411/0001‐56

NIRE 35.300.089.901

CALL NOTICE TO THE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) are hereby called to meet on August 29th, 2013, at 09:00AM (São Paulo time), at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, Brazil, at Avenida Brigadeiro Luís Antonio, no. 3.142, suite 1, to vote on the election of one (1) member to the Company´s Board of Directors, as replacement to Director Cláudio Eugênio Stiller Galeazzi, to hold office until the Company´s Annual General Shareholders’ Meeting of 2014.

Copies of all documents related to agenda provided for above are, as per CVM Rule 481/09, available for consultation by the shareholders at the Company’s headquarters, at the Company´s investors relations website (www.gpari.com.br) and at the website of the Comissão de Valores Mobiliários – CVM (www.cvm.gov.br).

The Company kindly requests all shareholders that wish to participate at the General Meeting referred to herein by means of an attorney-in-fact to deliver the relevant proxies granting special powers for purposes of shareholders representation, as well as the appropriate documents containing their corresponding equity interest in the Company, at least seventy-two (72) hours prior to the date set for the holding of the General Meeting. Such documents shall be delivered to the Corporate Legal Department of the Company, located in the City of São Paulo, State of São Paulo, Brazil, at Avenida Brigadeiro Luís Antonio, nº 3.142.

São Paulo, August 13, 2013.

ABILIO DOS SANTOS DINIZ

Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 14, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.